SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Eric S. Eissenstat

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON HAROLD G. HAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 289,659,385 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 289,659,385 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,659,385 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.3% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Mr. Hamm.
(2)	Please read Item 3 for an explanation of the transactions that resulted in the increase in Mr. Hamm’s beneficial ownership.
(3)

Based on 365,152,819 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

1	NAME OF REPORTING PERSON HAROLD HAMM FAMILY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 283,116,538 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 283,116,538 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,116,538 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.5% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Harold Hamm Family LLC.
(2)	Please read Item 3 for an explanation of the transactions that resulted in the increase in Harold Hamm Family LLC’s beneficial ownership.
(3)

Based on 365,152,819 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2007 (as amended prior to this Amendment No. 7, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Harold G. Hamm and Harold Hamm Family LLC (collectively, the “Reporting Persons”) of the shares of common stock, par value $0.01 per share (“Common Stock”) of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 7 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 7 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

As of the date of this Amendment No. 7, Mr. Hamm beneficially owns 6,040,313 more shares of Common Stock than he did as of the date of Amendment No. 6 to the Schedule 13D. Mr. Hamm has acquired shares of Common Stock pursuant to the Continental Resources, Inc. 2013 Long-Term Incentive Plan and in the open market. Mr. Hamm has used personal funds in the amount of approximately $120,218,122 to acquire shares of Common Stock in the open market, after deducting the amount of any proceeds received for sales of shares of Common Stock since the filing of Amendment No. 6 to the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional shares of common stock of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such shares now owned or hereafter acquired to one or more purchasers, including, in each case, pursuant to a trading plan under Rule 10b5-1.

As of the date of this Amendment No. 7 to Schedule 13D and except as disclosed herein, neither of the Reporting Persons has any plans or proposals which relate to or would result in any of the following actions:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)    As of the date of this Amendment No. 7, Mr. Hamm beneficially owns 289,659,385 shares of Common Stock, or 79.3% of the outstanding shares of Common Stock, including the 283,116,538 shares of Common Stock held by Harold Hamm Family LLC (“HHF”), 64,452 shares of Common Stock held by Transwestern Transports LLC and 167,093 and 186,363 shares of restricted Common Stock held by Mr. Hamm, which vest on February 15, 2021 and February 15, 2022, respectively. The foregoing percentage is based on 365,152,819 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on May 11, 2020.

As of the date of this Amendment No. 7, HHF beneficially owns 283,116,538 shares of Common Stock, or 77.5% of the outstanding shares of Common Stock. This percentage is based on 365,152,819 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on May 11, 2020.

(b)    Mr. Hamm has sole voting and dispositive power with respect to 289,659,385 shares of Common Stock, including the 283,116,538 shares of Common Stock held by HHF and the 64,452 shares of Common Stock held by Transwestern Transports LLC.

(c)    Other than the transactions described below, neither Reporting Person has effected any transactions in the Common Stock in the last 60 days:

On June 22, 2020, Mr. Hamm purchased 1,224,474 shares of Common Stock in the open market in multiple transactions at per share prices ranging from $16.6350 to $17.20. The weighted average transaction price per share was $16.9794.

On June 23, 2020, Mr. Hamm purchased 911,790 shares of Common Stock in the open market in multiple transactions at per share prices ranging from $16.77 to $17.48. The weighted average transaction price per share was $17.0136.

On June 24, 2020, Mr. Hamm purchased 860,629 shares of Common Stock in the open market in multiple transactions at per share prices ranging from $15.29 to $16.28. The weighted average transaction price per share was $15.8043.

On June 24, 2020, Mr. Hamm purchased 439,371 shares of Common Stock in the open market in multiple transactions at per share prices ranging from $16.2825 to $16.55. The weighted average transaction price per share was $16.4155.

On June 25, 2020, Mr. Hamm purchased 876,849 shares of Common Stock in the open market in multiple transactions at per share prices ranging from $15.23 to $16.22. The weighted average transaction price per share was $15.9734.

On June 25, 2020, Mr. Hamm purchased 423,151 shares of Common Stock in the open market in multiple transactions at per share prices ranging from $16.2225 to $16.56. The weighted average transaction price per share was $16.3794.

Mr. Hamm hereby undertakes to provide upon request to the SEC staff, the issuer, or a security holder of the issuer, full information regarding the number of shares transacted at each separate price.

(d)    Not applicable.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Date: June 26, 2020

HAROLD G. HAMM

By:	/s/ Harold G. Hamm
Harold G. Hamm

HAROLD HAMM FAMILY LLC

By:	/s/ Harold G. Hamm
Harold G. Hamm in his capacity as Manager of Harold Hamm Family LLC